UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38975

Wanda Sports Group Company Limited
(Exact name of registrant as specified in its charter)

9/F, Tower B, Wanda Plaza 93 Jianguo Road, Chaoyang District 100022, Beijing, People’s Republic of China +86-10-8558-8813
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts), with every two American Depositary Shares representing the right to receive three Class A ordinary shares of Issuer, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Wanda Sports Group Company Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 9, 2021	By:	/s/ Hengming Yang
	Name:	Hengming Yang
	Title:	Chief Executive Officer

[Signature Page Form 15]